UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28814 / July 7, 2009

In the Matter of

X EXCHANGE-TRADED FUNDS, INC.
XSHARES ADVISORS LLC (FORMERLY, X-SHARES ADVISORS, LLC)
XSHARES GROUP, INC. (FORMERLY, FERGHANA-WELLSPRING, LLC)
TDX INDEPENDENCE FUNDS, INC. (FORMERLY, TDAX FUNDS, INC.)
420 Lexington Avenue, Suite 2550
New York, NY 10170

(812-13449)

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940

X Exchange-Traded Funds, Inc., XShares Advisors LLC (formerly, X-Shares Advisors, LLC),
XShares Group, Inc., (formerly, Ferghana-Wellspring LLC) and TDX Independence Funds, Inc.,
(formerly, TDAX Funds, Inc.) filed an application on November 9, 2007, and amendments to the
application on April 1, 2008, January 27, 2009 and April 20, 2009, requesting an order to amend
a prior order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from sections 2(a)(32), 5(a)(1), 22(d), and 24(d) of the Act and rule 22c-1 under the
Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
(a)(2) of the Act ("Prior Order").[1]

The Prior Order permits: (a) series of open-end management investment companies to issue
shares ("Shares") redeemable only in large aggregations ("Creation Units"); (b) secondary
market transactions in the Shares to occur at negotiated prices; (c) dealers to sell Shares to
purchasers in the secondary market unaccompanied by a prospectus when prospectus delivery is
not required by the Securities Act of 1933; and (d) certain affiliated persons of the series to
deposit securities into, and receive securities from, the series in connection with the purchase and
redemption of Creation Units. The amended order provides that (a) a series will invest at least
80%, rather than 90%, of its total assets in the component securities of its underlying index
("Underlying Index"); (b) the Underlying Index may be reconstituted and rebalanced no more
frequently than on a monthly, rather than on a quarterly, basis; and (c) the Indicative Optimized
Portfolio Value may be calculated and disseminated by a national securities exchange or by a

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[1] HealthShares, Inc., et al., Investment Company Act Release Nos. 27553 (November 16, 2006) (notice) and 27594
(December 7, 2006) (order), as amended by HealthShares, Inc., et al., Investment Company Act Release Nos. 27916 (July
27, 2007) (notice) and 27930 (August 20, 2007) (order).

major market data vendor. Applicants also seek to amend the Prior Order to delete the relief granted in the Prior Order from section 24(d) of the Act and revise the applications on which the Prior Order was issued ("Prior Applications") accordingly and to amend the terms and conditions of the Prior Applications with respect to certain disclosure requirements.

On June 11, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28766). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

In addition, it is found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of X Exchange-Traded Funds, Inc., et al. (File No. 812-13449),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and (a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary